UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

File No. 812-14090

FIRST AMENDED APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”) FROM CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER

In the Matter of

Wells Fargo Funds Trust

Wells Fargo Master Trust

Wells Fargo Variable Trust

and Wells Fargo Funds Management, LLC
525 Market Street, 12th Floor
San Francisco, California 94105

Please send all communications, notices and orders to:

C. David Messman
Wells Fargo Funds Management, LLC
45 Fremont Street, 26th Floor
San Francisco, California 94105
(415) 222-1140 (phone)
(415) 975-7887 (fax)

As filed with the Securities and Exchange Commission
on April 11, 2013

THIS DOCUMENT CONTAINS 34 PAGES.

I.	INTRODUCTION

Wells Fargo Funds Trust, Wells Fargo Master Trust,1 Wells Fargo Variable Trust (each a “Wells Fargo Advantage Investment Company” and collectively, the “Wells Fargo Advantage Investment Companies”), each a registered open-end investment company that may offer one or more series of shares (each a “Series” and collectively, the “Series”) and Wells Fargo Funds Management, LLC (the current “Advisor,” and together with the Wells Fargo Advantage Investment Companies and the Series, the “Applicants”),2   the investment adviser to each Series, hereby submit this first amended application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the approval of the board of trustees of each applicable Wells Fargo Advantage Investment Company (each a “Board” and collectively, the “Board”), including a majority of those who are not “interested persons” of the Series or the Advisor as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to, without obtaining shareholder approval: (i) select certain wholly owned and non-affiliated investment sub-advisers (each a “Sub-Advisor” and collectively, the “Sub-Advisors”) to manage all or a portion of the assets of a Series and enter into investment sub-advisory agreements with the Sub-Advisors (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors.  As used herein, a Sub-Advisor for a Series is (1) an indirect or direct “wholly owned subsidiary” (as such term is defined in Section 2(a)(43) of the 1940 Act) of the Advisor for that Series, or (2) a sister company of the Advisor for that Series that is an indirect or direct “wholly owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Advisor (each of (1) and (2)  a “Wholly Owned Sub-Advisor” and collectively, the “Wholly Owned Sub-Advisors”),   or (3) not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Series, any Feeder Fund invested in one or more Master Funds, the applicable Wells Fargo Advantage Investment Company, or the Advisor, except to the extent that an affiliation arises solely because the Sub-Advisor serves as a sub-adviser to a Series (each a “Non-Affiliated Sub-Advisor” and collectively, the “Non-Affiliated Sub-Advisors”).3

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that is advised by the Advisor, uses the multi-manager structure described in this Application, and complies with the terms and conditions set forth herein (“Subadvised Series”).  All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants.  All Series that currently are, or that currently intend to be, Subadvised Series are identified in the Application.  Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.4

Applicants are seeking this exemption primarily to enable the Advisor and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisors believed by the Advisor and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Advisor and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements.  Under this structure, the Advisor, in its capacity as investment adviser, evaluates, allocates assets to and oversees the Sub-Advisors, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.  This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, the Advisor, with the approval of the Board, including a majority of the Trustees who are Independent Trustees, would on behalf of each Subadvised Series, and without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Advisor or a Wholly Owned Subadvisor, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisors or Wholly Owned Sub-Advisors, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisors and Wholly Owned Sub-Advisors.  Shareholder approval will continue to be required for any other sub-adviser changes (not otherwise permitted by rule or other action of the Commission or staff) and material amendments to an existing Sub-Advisory Agreement with any sub-adviser other than a Non-Affiliated Sub-Advisor or Wholly Owned Sub-Advisor (all such changes referred to herein as “Ineligible Sub-Advisor Changes”).

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the Subadvised Series would benefit from the requested relief by avoiding delays in hiring or replacing Sub-Advisors and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II.	THE WELLS FARGO ADVANTAGE INVESTMENT COMPANIES

Each Wells Fargo Advantage Investment Company is organized as a Delaware trust and is registered with the Commission as an open-end management investment company under the 1940 Act.  The Board of each Wells Fargo Advantage Investment Company consists of nine (9) trustees (“Trustees”) all of whom, including the Chairman, are Independent Trustees.  Funds Management serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series.  The Wells Fargo Advantage Investment Companies and the Series are not required to hold annual shareholder meetings.

Each Wells Fargo Advantage Investment Company may offer shares of one or more Series with its own distinct investment objectives, policies and restrictions.  Currently, the Wells Fargo Advantage Investment Companies consist of 135 Series.  Many of the Series offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses.  As a result, certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load.  In addition, a Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.  Shares of each Series are offered pursuant to a registration statement filed on Form N-1A.

III.           FUNDS MANAGEMENT

Funds Management, headquartered at 525 Market Street, 12th Floor, San Francisco, California 94105, is a limited liability company organized under the laws of the State of Delaware and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).  Funds Management is an indirect, wholly owned subsidiary of Wells Fargo & Company (“Wells Fargo”).  Wells Fargo is a publicly traded diversified financial services company that provides banking, insurance, investment, mortgage and consumer finance services.  Funds Management serves as the investment adviser to each Series pursuant to an investment advisory agreement with the applicable Wells Fargo Advantage Investment Company (each an “Investment Management Agreement” and together the “Investment Management Agreements”).  Any other Advisor will be registered with the Commission as an investment adviser under the Advisers Act.

The Investment Management Agreement for each existing Series was approved by the Board, including a majority of the Independent Trustees, and by the shareholders of that Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  The terms of these Investment Management Agreements comply with Section 15(a) of the 1940 Act.  Each other Investment Management Agreement will comply with Section 15(a) of the Act and will be similarly approved.  Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements.  Pursuant to the terms of each Investment Management Agreement, Funds Management, subject to the supervision of the Board, provides continuous investment management of the assets of each Series.  As the investment adviser to each Series, Funds Management determines the securities and other instruments to be purchased, sold or entered into by each Series and places orders with brokers or dealers selected by Funds Management.  Funds Management also determines what portion of each Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents.  Funds Management periodically reviews a Series’ investment policies and strategies and, based on the need of a particular Series, may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Consistent with the terms of each Investment Management Agreement, Funds Management may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisors.  In accordance with each Investment Management Agreement, Funds Management will supervise each Sub-Advisor in its performance of its duties with a view to preventing violations of the federal securities laws.  Funds Management continues to have overall responsibility for the management and investment of the assets of each Subadvised Series, and Funds Management’s responsibilities include, for example, recommending the removal or replacement of Sub-Advisors and determining the portion of that Subadvised Series’ assets to be managed by any given Sub-Advisor and reallocating those assets as necessary from time to time.  If Funds Management determines to delegate portfolio management responsibilities to one or more sub-advisers, Funds Management evaluates, selects and recommends Sub-Advisors to manage the assets (or portion thereof) of a Subadvised Series,  and oversees, monitors and reviews the Sub-Advisors and their performance and their compliance with the Subadvised Series’ investment policies and restrictions.   If the name of any Subadvised Series contains the name of a Sub-Advisor, the name of the Advisor that serves as the primary adviser to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identify that Advisor, will precede the name of the Sub-Advisor.

For its services to each Series under the applicable Investment Management Agreement, Funds Management receives an investment management fee from that Series based on the average net assets of that Series.5  A Sub-Advisor will receive an investment management fee from Funds Management based on the percentage of assets overseen by the Sub-Advisor or based on a percentage of the assets of the Subadvised Series.  The fee paid to a Sub-Advisor is a result of negotiations between Funds Management and the Sub-Advisor and is approved by the Board, including a majority of the Independent Trustees.

IV.          THE SUB-ADVISORS

Pursuant to the authority under the Investment Management Agreements, Funds Management has entered into Sub-Advisory Agreements with the following Sub-Advisors on behalf of the Subadvised Series:

1. Wells Capital Management Incorporated serves as Sub-Advisor to the Wells Fargo Advantage Diversified Capital Builder Fund, Diversified Income Builder Fund, Growth Balanced Fund, Index Asset Allocation Fund, Moderate Balanced Fund, CoreBuilder Shares--Series M, Emerging Growth Fund, Adjustable Rate Government Fund, Government Securities Fund, High Income Fund, High Yield Bond Fund, Income Plus Fund, Inflation-Protected Bond Fund, Short Duration Government Bond Fund, Short-Term Bond Fund, Short-Term High Yield Bond Fund, Strategic Income Fund, Total Return Bond Fund, Ultra Short-Term Income Fund, Asia Pacific Fund, Diversified International Fund, Emerging Markets Equity Fund, Emerging Markets Equity Income Fund, Global Opportunities Fund, International Equity Fund, Capital Growth Fund, Endeavor Select Fund, Growth Fund, Large Cap Growth Fund, Omega Growth Fund, Premier Large Company Growth Fund, California Municipal Money Market Fund, Cash Investment Money Market Fund, Government Money Market Fund, Heritage Money Market Fund, Money Market Fund, Municipal Cash Management Money Market Fund, Municipal Money Market Fund, National Tax-Free Money Market Fund, Treasury Plus Money Market Fund, 100% Treasury Money Market Fund, California Limited-Term Tax-Free Fund, California Tax-Free Fund, Colorado Tax-Free Fund, High Yield Municipal Bond Fund, Intermediate Tax/AMT-Free Fund, Minnesota Tax-Free Fund, Municipal Bond Fund, North Carolina Tax-Free Fund, Pennsylvania Tax-Free Fund, Short-Term Municipal Bond Fund, Strategic Municipal Bond Fund, Ultra Short-Term Municipal Income Fund, Wisconsin Tax-Free Fund, Common Stock Fund, Discovery Fund, Enterprise Fund, Opportunity Fund, Special Mid Cap Value Fund, Small Cap Value Fund, Small/Mid Cap Value Fund, Special Small Cap Value Fund, Traditional Small Cap Growth Fund, Precious Metals Fund, WealthBuilder Conservative Growth Allocation Portfolio, WealthBuilder Equity Portfolio, WealthBuilder Growth Allocation Portfolio, WealthBuilder Growth Balanced Portfolio, WealthBuilder Moderate Balanced Portfolio, WealthBuilder Tactical Equity Portfolio, each a series of Funds Trust, VT Discovery Fund, VT Index Asset Allocation Fund, VT International Equity Fund, VT Omega Growth Fund, VT Opportunity Fund, VT Small Cap Growth Fund, VT Small Cap Value Fund, and VT Total Return Bond Fund, each a series of Wells Fargo Variable Trust (“Variable Trust”), and Emerging Growth Portfolio, Inflation-Protected Bond Portfolio, Short-Term Investment Portfolio, Total Return Bond Portfolio, and Diversified Large Cap Growth Portfolio, each a series of Master Trust;

2. Global Index Advisors, Inc. serves as Sub-Advisor to the Wells Fargo Advantage Target Date Funds, each a series of Funds Trust;

3. First International Advisors, Inc. serves as Sub-Advisor to the Wells Fargo Advantage Emerging Markets Local Bond Fund, International Bond Fund, and Strategic Income Fund, each a series of Funds Trust;

4. Metropolitan West Capital Management, LLC serves as Sub-Advisor to the Wells Fargo Advantage Intrinsic World Equity Fund, Intrinsic Value Fund, and Intrinsic Small Cap Value Fund, each a series of Funds Trust, and VT Intrinsic Value Fund, a series of Variable Trust;

5. Golden Capital Management, LLC serves as Sub-Advisor to the Wells Fargo Advantage Disciplined U.S. Core Fund, Index Fund,   and Large Cap Core Fund, each a series of Funds Trust, and Index Portfolio, a series of Master Trust;

6. Phocas Financial Corporation serves as Sub-Advisor to the Wells Fargo Advantage Large Company Value Fund, a series of Funds Trust, and the Large Company Value Portfolio, a series of Master Trust;

7. Cooke & Bieler, LP serves as Sub-Advisor to the Wells Fargo Advantage C&B Large Cap Value Fund and C&B Mid Cap Value Fund, each a series of Funds Trust, and the C&B Large Cap Value Portfolio, a series of Master Trust;

8. LSV Asset Management serves as Sub-Advisor to the Wells Fargo Advantage International Value Fund and the Diversified International Fund, each a series of Funds Trust, and the International Value Portfolio, a series of Master Trust;

9. Peregrine Capital Management, Inc. serves as Sub-Advisor to the Wells Fargo Advantage Small Company Growth Fund and Small Company Value Fund, each a series of Funds Trust, and the Small Company Growth Portfolio and Small Company Value Portfolio, each a series of Master Trust;

10. Artisan Partners, LP serves as Sub-Advisor to the Wells Fargo Advantage Diversified International Fund, a series of Funds Trust, and the International Growth Portfolio, a series of Master Trust;

11. Schroder Investment Management North America, Inc. serves as Sub-Advisor to the Wells Fargo Advantage Small Cap Opportunities Fund, a series of Funds Trust;

12. RCM Capital Management, LLC serves as Sub-Advisor to the Wells Fargo Advantage Specialized Technology Fund, a series of Funds Trust;

13. Crow Point Partners, LLC serves as Sub-Advisor to the Wells Fargo Advantage Utility and Telecommunications Fund, a series of Funds Trust;

14. State Street Global Advisors serves as Sub-Advisor to the Wells Fargo Advantage Diversified Fixed Income Portfolio, and the Diversified Stock Portfolio, each a series of Master Trust; and

15. Galliard Capital Management, Inc. serves as Sub-Advisor to the Wells Fargo Advantage Managed Fixed Income Portfolio and Stable Income Portfolio, each a series of Master Trust; and

16. Wells Capital Management Singapore serves as Sub-Advisor to the Wells Fargo Advantage Emerging Markets Equity Income Fund and Asia Pacific Fund, each a series of Funds Trust.

The Advisor may also, in the future, enter into Sub-Advisory Agreements on behalf of other Series.

The Sub-Advisors are, and any future Sub-Advisors will be, “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act.  In addition, the Sub-Advisors are, and any future Sub-Advisors will be, registered with the Commission as investment advisers under the Advisers Act or exempt from such registration.  Funds Management selects Sub-Advisors based on Funds Management’s evaluation of the Sub-Advisors’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board.  Funds Management employs multiple Sub-Advisors for certain Subavised Series.  In those instances, Funds Management allocates and, as appropriate, reallocates a Subadvised Series’ assets among the Sub-Advisors, and the Sub-Advisors have management oversight of that portion of the Subadvised Series allocated to each of them.

The Advisor will engage in an on-going analysis of the continued advisability of retaining a Sub-Advisor and make recommendations to the Board as needed.  The Advisor will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisors, including the fees paid to the Sub-Advisor, and make recommendations to the Board as needed.

The Sub-Advisors, subject to the supervision of Funds Management and oversight of the Board, determine the securities and other instruments to be purchased, sold or entered into by a Subadvised Series’ portfolio or a portion thereof, and place orders with brokers or dealers that they select.  The Sub-Advisors will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Series, and will assist the Advisor to maintain the Subadvised Series’ compliance with the relevant requirements of the 1940 Act.  The Sub-Advisors monitor the respective Subadvised Series’ investments and provide periodic reports to the Board and Funds Management.  The Sub-Advisors also make their officers and employees available to Funds Management and the Board to review the investment performance and investment policies of the Subadvised Series.

The Sub-Advisory Agreements were approved by the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  The terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Sub-Advisory Agreement precisely describes the compensation that the Sub-Advisor will receive for providing services to the relevant Subadvised Series, and provides that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by Funds Management, the Board or by the shareholders of the relevant Subadvised Series on sixty days’ written notice to the Sub-Advisor, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act.  To the extent required by law, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants.  The Sub-Advisory Agreements set forth the duties of the Sub-Advisors and precisely describe the compensation paid by Funds Management to the Sub-Advisors.

The terms of the Sub-Advisory Agreements are also reviewed and renewed on an annual basis by the Board, including a majority of the Independent Trustees in accordance with Section 15(c) of the 1940 Act.  Each year, the Board dedicates substantial time to review contract matters, including matters relating to Investment Management Agreements and Sub-Advisory Agreements.  The Board reviews comprehensive materials received from Funds Management, independent third parties and independent counsel.  The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

Currently the Board reviews information provided by Funds Management and Sub-Advisors when it is asked to approve or renew Sub-Advisory Agreements.  A Subadvised Series discloses in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Subadvised Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A.  The information provided to the Board is maintained as part of the records of the respective Subadvised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, Funds Management agrees to pay the Sub-Advisors a fee based on the percentage of the assets overseen by the Sub-Advisors or based on a percentage of the assets of the Subadvised Series.  Each Sub-Advisor will bear its own expenses of providing investment management services to the relevant Subadvised Series.  Neither the Wells Fargo Advantage Investment Companies nor any Subadvised Series is responsible for paying sub-advisory fees to any Sub-Advisor.  Funds Management will compensate each Sub-Advisor out of the fee paid to Funds Management under the relevant Investment Management Agreement.

V.            REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the requested relief described in this Application meets this standard.

VI.	EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW
a.	Shareholder Vote

i.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”  Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.”  Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company.  Consequently, the Sub-Advisors are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 thereunder require a majority of the outstanding voting securities of a Subadvised Series to approve Sub-Advisory Agreements whenever the Advisor proposes to the Board to hire new Sub-Advisors to manage the assets of a Subadvised Series.6  These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the applicable Board on not more than 60 days’ notice.7  In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisors.8

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company.  The Applicants do not believe that Rule 2a-6 under the 1940 Act generally provides a safe harbor to recommend, hire and terminate Wholly Owned Subadvisors.  Each Wholly Owned Sub-Advisor is expected to run its own day-to-day operations and each will have its own investment personnel.9  Therefore, in certain instances, appointing certain Wholly Owned Sub-Advisors could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

ii.  Requested Relief

Applicants seek relief to (i) select Sub-Advisors to manage all or a portion of the assets of a Subadvised Series and enter into Subadvisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors, each subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants believe that the relief sought should be granted by the Commission because (1) the Advisor either operates the Subadvised Series, or may operate the Subadvised Series, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

Operations of the Wells Fargo Advantage Investment Companies

Section 15(a) was designed to protect the interests and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.10  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.11  The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions.  The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  Alternatively for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions, and instead the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Subadvised Series’ assets, including the selection and supervision of the Sub-Advisors, is vested in Funds Management, subject to the oversight of the Board.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisors in the Advisor in light of the management structure of the Subadvised Series, as well as the shareholders’ expectation that the Advisor is in possession of information necessary to select the most capable Sub-Advisors.  Funds Management has the requisite expertise to evaluate, select and supervise the Sub-Advisors.  The Advisor will not normally make day-to-day investment decisions for a Subadvised Series.12

From the perspective of the shareholder, the role of the Sub-Advisor is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company.  The individual portfolio managers and the Sub-Advisors are each charged with the selection of portfolio investments in accordance with a Subadvised Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Series.  Shareholders expect the Advisor, subject to review and approval of the Board, to select the Sub-Advisors who are in the best position to achieve the Subadvised Series’ investment objective.  Shareholders also rely on the Advisor for the overall management of a Subadvised Series and the Subadvised Series’ total investment performance.

In evaluating the services that a Sub-Advisor will provide to a Subadvised Series, Funds Management considers certain information, including, but not limited to, the following:

the advisory services provided by the Sub-Advisor, including the Sub-Advisor’s investment management philosophy and technique and the Sub-Advisor’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Series;

a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Series, and the ability of the Sub-Advisor to attract and retain capable personnel;

reports setting forth the financial condition and stability of the Sub-Advisor; and

reports setting forth the Sub-Advisor’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Advisor and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, Funds Management will typically: (i) review the Sub-Advisor’s current Form ADV; (ii) conduct a due diligence review of the Sub-Advisor; and (iii) together with the Board, conduct an interview of the Sub-Advisor.

In addition, Funds Management and the Board consider the reasonableness of the Sub-Advisor’s compensation with respect to each Subadvised Series for which the Sub-Advisor will provide portfolio management services.  Although only Funds Management’s fee is payable directly by a Subadvised Series, and the Sub-Advisor’s fee is payable by Funds Management, the Sub-Advisor’s fee directly bears on the amount and reasonableness of Funds Management’s fee payable by a Subadvised Series.  Accordingly, Funds Management and the Board analyze the fees paid to Sub-Advisors in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, Funds Management and the Board consider certain information, including, but not limited to, the following:

a description of the proposed method of computing the fees and possible alternative fee arrangements;

comparisons of the proposed fees to be paid by each applicable Subadvised Series with fees charged by the Sub-Advisor for managing comparable accounts and comparisons of proposed investment management fees to be paid by each applicable Subadvised Series with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

data with respect to the projected expense ratios of each applicable Subadvised Series and comparisons with other mutual funds of comparable size.

2.  Economic Incentives

With respect to the relief sought herein, and in particular with respect to relief permitting selection of a Wholly Owned Sub-Advisor to manage all or a portion of the assets of a Subadvised Series, the Applicants believe that the terms and conditions of this Application will prevent the Advisor from engaging in self-dealing to the detriment of the shareholders of the Subadvised Series.    Applicants assert that conditions 6, 7, and 8 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest.  A majority of the entire Board will be Independent Trustees.  In fact, the Board of Trustees is currently composed entirely of Independent Trustees and has independent counsel.  For any Subadvised Series that uses a sub-advisor that is an “affiliated person” (as such term is defined in the 1940 Act) of the Advisor, including, but not limited to, a Wholly Owned Sub-Advisor, a condition requires the Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisors to manage all or a portion of the assets of that Subadvised Series is in the best interests of the Subadvised Series and its shareholders.  A new Sub-Advisor would also need to be approved by a majority of the Trustees who are subject to limits on their ability to have a financial interest in that Sub-Advisor.  If the Advisor proposes to terminate a Non-Affiliated Sub-Advisor and hire a Wholly Owned Sub-Advisor for a Subadvised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Trustees, under Section 15(c) of the 1940 Act, and the management fee paid to the Advisor by the Subadvised Series would remain subject to annual review by the Board.  Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent Trustees.

3.  Benefits to Shareholders

When new Sub-Advisors are retained by Funds Management on behalf of a Subadvised Series today, the shareholders of the Subadvised Series are required to approve the Sub-Advisory Agreements.  Similarly, if existing Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Subadvised Series is required.  Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisors, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Advisor.  In all these instances, the need for shareholder approval requires the Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitates the retention of a proxy solicitor.  This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Advisor or one whose management team has parted ways with the Sub-Advisor, potentially harmful to the Subadvised Series and its shareholders.

As noted above, shareholders investing in a Subadvised Series that has Sub-Advisors are effectively hiring the Advisor to manage the Subadvised Series’ assets by overseeing, monitoring and evaluating the Sub-Advisors rather than by the Advisor hiring its own employees to oversee the Subadvised Series.  Applicants believe that permitting the Advisor to perform the duties for which the shareholders of the Subadvised Series are paying the Advisor—the selection, supervision and evaluation of the Sub-Advisors—without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series’ shareholders and will allow such Subadvised Series to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorum), the Subadvised Series will be able to replace Sub-Advisors more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Advisor believe that a change would benefit a Subadvised Series and its shareholders.  Without the requested relief, a Subadvised Series may, for example, be left in the hands of a Sub-Advisor that may be unable to manage a Subadvised Series’ assets diligently because of diminished capabilities resulting from loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisor.  Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Advisor, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Advisor.

If the relief requested is granted, each Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act.  Moreover, the Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Advisor to each Sub-Advisor.

4.  Shareholder Notification

The prospectus and statement of additional information (“SAI”) for each Subadvised Series will include all information required by Form N-1A concerning the Sub-Advisors.  If new Sub-Advisors are retained or Sub-Advisory Agreements are materially amended, the Subadvised Series’ prospectus and SAI will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).  If a new Sub-Advisor is hired, the Subadvised Series will inform shareholders of the hiring of a new Sub-Advisor pursuant to the following procedures (“Modified Notice and Access Procedures”):  (a) within 90 days after a new Sub-Advisor is hired for any Subadvised Series, that Subadvised Series will send its shareholders13 either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;14 and (b) the Subadvised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to  shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisors provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.   Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Subadvised Series relying on the requested relief in this Application, the Board, including its Independent Trustees, will have approved its operations as described herein.  Additionally, the shareholders of the applicable Subadvised Series have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act.  Over the years, many of the Subadvised Series have sought and obtained the approval of shareholders, or the approval of the sole shareholder prior to a Subadvised Series offering its shares, of a policy to operate the Subadvised Series as   “multiple manager” funds (“Multi-Manager Arrangement”).  These Subadvised Series have included disclosure in their prospectuses that:  (i) the Board has adopted a Multi-Manager Arrangement; (ii) that the Multi-Manager Arrangement permits Funds Management, subject to the approval of the Board, including a majority of the Independent Trustees, to terminate existing Sub-Advisors and hire Sub-Advisors and materially amend existing Sub-Advisory Agreements without obtaining shareholder approval; and (iii) that the Subadvised Series will seek exemptive relief, if necessary, to implement the Multi-Manager Arrangement, but that until it receives such relief,  it will continue to submit matters to shareholders for their approval to the extent required by applicable law.  Any such Subadvised Series that has not included the relevant disclosure in its prospectus at all times since obtaining shareholder approval of the Multi-Manager Arrangement will deliver to its shareholders, at least 30 days prior to relying on the relief requested in this Application, written notice of (a) the substance and effect of the relief sought in this Application and (b) the fact that the Subadvised Series intends to employ the Multi-Manager Arrangement described in this Application.  Such written notice may take the form of a supplement to the Subadvised Series’ prospectus or may be included in a report to shareholders required under Section 30(e) of the 1940 Act, so long as such notice is delivered as required in the preceding sentence.  In the case of any new Subadvised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.15

b.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for Non-Affiliated Sub-Advisors have been granted previously by the Commission.  See, e.g., Embarcadero Funds, Inc., et al., Investment Company Release Nos. 28769 (June 22, 2009) (notice) and 28820 (July 20, 2009) (order); Trust for Professional Managers and Ascentia Capital Partners, LLC, Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order); Aberdeen Asset Management Inc. and Aberdeen Funds, Investment Company Act Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order); Unified Series Trust and Envestnet Asset Management, Inc., Investment Company Act Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order); JNF Advisors, Inc. and Northern Lights Variable Trust, Investment Company Act Release Nos. 28010 (October 2, 2007) (notice) and 28038 (October 29, 2007) (order); Trust for Professional Managers, et al., Investment Company Act Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order); First Investors Equity Funds, et al., Investment Company Act Release Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); Delaware Management Business Trust, Investment Company Act Release Nos. 27512 (October 10, 2006) (notice) and 27547 (November 7, 2006) (order); Forum Funds, et al., Investment Company Act Release Nos. 27304 (April 26, 2006) (notice) and 27327 (May 23, 2006) (order); MGI Funds, Investment Company Act Release Nos. 27173 (December 1, 2005) (notice) and 27200 (December 28, 2005) (order); Fifth Third Funds, Investment Company Act Release Nos. 27054 (Sept. 8, 2005) (notice) and 27106 (Sept. 30, 2005) (order); Pacific Capital Funds, The Asset Management Group of Bank of Hawaii, Investment Company Act Release Nos. 26653 (Nov. 9, 2004) (notice) and 26689 (Dec. 7, 2004) (order); Atlas Assets, Inc. and Atlas Advisers, Inc., Investment Company Act Release Nos. 26599 (Sept. 16, 2004) (notice) and 26631 (Oct. 13, 2004) (order); Burnham Investment Trust and Burnham Asset Management Corp., Investment Company Act Release Nos. 26371 (Feb. 27, 2004) (notice) and 26396 (Mar. 24, 2004) (order); John Hancock Variable Series Trust I and John Hancock Life Insurance Company, Investment Company Act Release Nos. 26091 (June 30, 2003) (notice) and 26140 (July 28, 2003) (order); SAFECO Common Stock Trust and SAFECO Asset Management Co., Investment Company Act Release Nos. 25968 (Mar. 21, 2003) (notice) and 26007 (Apr. 16, 2003) (order); JNL Series Trust and Jackson National Asset Management, LLC, Investment Company Act Release Nos. 25956 (Mar. 12, 2003) (notice) and 25997 (Apr. 8, 2003) (order); Oppenheimer Select Managers and Oppenheimer Funds, Inc., Investment Company Act Release Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (Mar. 4, 2003) (order); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (Jan. 24, 2003) (notice) and 25936 (Feb. 19, 2003) (order); AB Funds Trust and SBC Financial Services, Inc., Investment Company Act Release Nos. 25805 (Nov. 19, 2002) (notice) and 25848 (Dec. 17, 2002) (order); Federated Index Trust and Federated Investment Management Company, Investment Company Act Release Nos. 25794 (Nov. 6, 2002) (notice) and 25841 (Dec. 3, 2002) (order); and MLIG Variable Insurance Trust and Roszel Advisors, LLC, Investment Company Act Release Nos. 25785 (Oct. 24, 2002) (notice) and 25806 (Nov. 19, 2002) (order).

The relief sought herein with respect to Wholly Owned Sub-Advisors is similar to relief that was previously granted by the Commission with respect to sub-advisers that are either wholly owned by the investment adviser or wholly owned by the company that wholly owned the investment adviser.  See, e.g., Cash Account Trust, et al., Investment Company Release Nos. 30151  (July 25, 2012) (notice) and 30172 (August 20, 2012 ) (order) (“Cash Account Trust”); Franklin Advisers, Inc. and Franklin Templeton International Trust, Investment Company Act Release Nos. 30105 (June 18, 2012) (notice) and 30138 (July 17, 2012) (order);  and PIMCO Funds: Multi-Manager Series, et al., Investment Company Act Release Nos. 24558 (July 17, 2000) (Notice) and 24597 (August 14, 2000) (Order).  For the reasons set forth above, the Applicants believe that the relief sought with respect to Wholly Owned Sub-Advisors would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder.  Further, Applicants believe that the Advisor would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application.

The relief sought herein with respect to the inclusion of disclosure regarding the multi-manager structure in a Subadvised Series’ prospectus, in circumstances where the shareholders of the Subadvised Series previously approved the multi-manager structure, is similar to relief previously granted by the Commission.  See, e.g., Cash Account Trust; Fidelity Concord Street Trust, et al., Investment Company Release Nos. 25740 (September 23, 2002) (notice) and 25770 (October 16, 2002) (order).  For the reasons set forth above, the Applicants believe that the relief sought with respect to the inclusion of disclosure regarding the multi-manager structure in a Subadvised Series’ prospectus would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder.

VII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

Before a Subadvised Series may rely on the order requested in the Application, the operation of the Subadvised Series in the manner described in this Application, including the hiring of Wholly Owned Sub-Advisors, will be or has been approved by a majority of the Subadvised Series’ outstanding voting securities as defined in the 1940 Act, which in the case of a Master Fund will include voting instructions provided by shareholders of the Feeder Funds investing in such Master Fund or other voting arrangements that comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act or, in the case of a new Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series’ shares to the public.  Before relying on the requested relief, each Subadvised Series that sought and obtained shareholder approval to operate in the manner described in the Application prior to the date of the requested order and subsequently sold shares based on a prospectus that did not comply with condition 2 below will provide its shareholders with at least 30 days prior written notice of (a) the substance and effect of the relief sought in the Application and (b) the fact that the Subadvised Series intends to employ the multi-manager structure described in the Application.

The prospectus for each Subadvised Series, and in the case of a Master Fund relying on the requested relief, the prospectus for each Feeder Fund investing in such Master Fund, will disclose the existence, substance and effect of any order granted pursuant to this Application.  Each Subadvised Series (and any such Feeder Fund) will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Advisor has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisors and recommend their hiring, termination, and replacement.

The Advisor will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series’ assets.  Subject to review and approval of the Board, the Advisor will (a) set a Subadvised Series’ overall investment strategies, (b) evaluate, select, and recommend Sub-Advisors to manage all or a portion of a Subadvised Series’ assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisors comply with a Subadvised Series’ investment objective, policies and restrictions.  Subject to review by the Board, the Advisor will (a) when appropriate, allocate and reallocate a Subadvised Series’ assets among Sub-Advisors; and (b) monitor and evaluate the performance of Sub-Advisors.

A Subadvised Series will not make any Ineligible Sub-Advisor Changes without the approval of shareholders of the applicable Subadvised Series, which in the case of a Master Fund will include voting instructions provided by shareholders of the Feeder Fund investing in such Master Fund or other voting arrangements that comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act.

Subadvised Series will inform shareholders, and if the Subadvised Series is a Master Fund, shareholders of any Feeder Funds, of the hiring of a new Sub-Advisor within 90 days after the hiring of the new Sub-Advisor pursuant to the Modified Notice and Access Procedures.

At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

Whenever a sub-adviser change is proposed for a Subadvised Series with an Affiliated Sub-Advisor or a Wholly Owned Sub-Advisor, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and if the Subadvised Series is a Master Fund, the best interests of any applicable Feeder Funds and their respective shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor or Wholly Owned Sub-Advisor derives an inappropriate advantage.

Independent Trustees are not “interested persons” of a Subadvised Series, the Advisor, or the Sub-Advisors within the meaning of Section 2(a)(19) of the 1940 Act.  No Trustee who is an “interested person” of a Subadvised Series, the Advisor, or the Sub-Advisors, or officer of a Subadvised Series or of a Feeder Fund that invests in a Subadvised Series that is a Master Fund, or partner, director, manager or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Advisor except for (a) ownership of interests in the Advisor or any entity that controls, is controlled by, or is under common control with the Advisor, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Advisor or an entity that controls, is controlled by, or under common control with a Sub-Advisor.

In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

VIII.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application.  The verifications required by Rule 0-2(d) under the 1940 Act are also included as Exhibits B-1 through B-2 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 525 Market Street, 12th Floor,
San Francisco, California 94105 and that all written communications regarding this Application should be directed to the individual and address indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application.  Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

1. Certain Series (as defined below) of the Wells Fargo Master Trust (the “Master Trust”, and each such series of Master Trust, a “Master Fund”) are held by certain Series of Wells Fargo Funds Trust (“Funds Trust”) in a master-feeder structure pursuant to Section 12(d)(1)(E) of the 1940 Act (as defined below).  Such series of Funds Trust as well as any future Series and any other investment company or series thereof that is advised by the Advisor (as defined below) may invest substantially all of their assets in the Master Trust pursuant to Section 12(d)(1)(E) of the 1940 Act (each a “Feeder Fund”).    No Feeder Fund will engage any sub-advisers other than through approving the engagement of one or more of the Master Fund’s sub-advisers.

                Certain other Series of Funds Trust hold one or more Master Funds in a fund-of-funds structure pursuant to Section 12(d)(1)(G) of the 1940 Act.  The order sought by the Applicants would not apply to any vote of shareholders of any current or future such Series of Funds Trust required by Section 15(a) of the 1940 Act or Rule 18f-2 thereunder with regard to engagement of one or more of the Master Fund’s sub-advisers.

2. The term “Advisor” includes (i) Wells Fargo Funds Management, LLC (“Funds Management”), and (ii) any entity controlling, controlled by or under common control with, Funds Management or its successors that serves as investment adviser to the Series.  For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

3. Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

4. The requested relief will not extend to any sub-advisor, other than a Wholly Owned Sub-Advisor, who is an affiliated person, as defined in section 2(a)(3) of the 1940 Act, of the Subadvised Series, of any Feeder Fund, or of the Advisor, other than by reason of serving as a sub-advisor to one or more of the Subadvised Series (“Affiliated Sub-Advisor”).

5. Funds Management may also receive an administrative services fee pursuant to a separate Administrative Services Agreement with certain Subadvised Series.

6. In the case of a Subadvised Series that is a Master Fund, shareholder approval requirements under Section 15(a) and Rule 18f-2 thereunder are also governed by the voting provisions set forth in Section 12(d)(1)(E) of the 1940 Act.

7. See Section 15(a)(3) of the 1940 Act.

8. See Section 15(a)(4) of the 1940 Act.  Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

9. However, Applicants note that Wells Capital Management Incorporated and Wells Capital Management Singapore share certain investment personnel.

10. See Section 1(b)(6) of the 1940 Act.

11. Hearings on S.3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

12. Although the Advisor will not normally make such day-to-day investment decisions, it may manage all or a portion of a Subadvised Series.

13. If the Subadvised Series is a Master Fund, for purposes of the Modified Notice and Access Procedures, “shareholders” include both the shareholders of the applicable Master Fund and the shareholders of its Feeder Funds.

14. A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Securities Exchange Act of 1934 (“Exchange Act”), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Advisor; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement.  Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

15. Before a Master Fund may rely on the relief requested in this Application, the operation of the Master Fund in the manner described herein has been or will be approved by a majority of the outstanding voting securities of the Master Fund, within the meaning of the 1940 Act, pursuant to the voting instructions provided by the shareholders of the Feeder Fund or other voting arrangements that in either case comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act or, in the case of a new Master Fund or new Feeder Fund all of whose shareholders purchase shares on the basis of a prospectus containing the relevant disclosure, by the initial shareholder prior to any public offering.  See CCM Advisors Funds, et al., Investment Company Act Release Nos. 25208 (October 11, 2001) (notice) and 25251 (November 1, 2001) (order).

[Signature Page Follows]

Wells Fargo Funds Trust Wells Fargo Master Trust Wells Fargo Variable Trust By: /s/ C. David Messman Name: C. David Messman Title: Secretary and Chief Legal Officer

WELLS FARGO FUNDS MANAGEMENT, LLC

By:  /s/ Karla M. Rabusch

Name:  Karla M. Rabusch

Title:  President

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-2	Certifications
Exhibits B-1 through B-2	Verifications

Exhibit A-1

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Secretary and Chief Legal Officer of Wells Fargo Funds Trust, Wells Fargo Master Trust, and Wells Fargo Variable Trust (each a “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Trusts have been taken, and the person signing and filing the Application on behalf of the Trusts is fully authorized to do so; and that the Trustees of the Trusts adopted the following vote at a meeting duly called and held on August 14-15, 2012 in accordance with the By-laws of the Trusts:

RESOLVED, that the Trusts, and each of the officers of the Trusts acting on the Trusts’ behalf be, and they hereby are, authorized and directed to file an application, and any and all amendments thereto, with the Securities and Exchange Commission (the “Commission”) seeking an order from the Commission pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from the provisions of Section 15(a) of the Act and Rule 18f-2 thereunder permitting Funds Management, and any affiliate thereof or successor thereto that advises a Trust to enter into and materially amend sub-advisory agreements with sub-advisers, with the prior approval of the Board, but without approval of shareholders.

RESOLVED FURTHER, that the Officers be, and each hereby is, authorized and directed to take such additional actions, and to execute and deliver on behalf of the Trusts such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, his or her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such documents or instruments.

Dated:  April 11, 2013

/s/ C. David Messman Name: C. David Messman Title: Secretary and Chief Legal Officer

Exhibit A-2

CERTIFICATION

The undersigned hereby certifies that she is President of Wells Fargo Funds Management, LLC (the “Company”); that, with respect to the attached application for exemption from provisions of the Investment Company Act of 1940, the rules thereunder and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Limited Liability Company Agreement of the Company (the “Agreement”) have been taken, and the person signing and filing the Application on behalf of the Company is fully authorized to do so; and that the Directors of the Company adopted the following resolution by written consent on October 26, 2012 in accordance with the Agreement:

WHEREAS, the Company and registered investment companies managed by the Company (the “Trusts”) intend to file an application seeking an Exemptive Order from the Securities and Exchange Commission (“Commission”) to permit the Trusts, subject to the approval of the Trusts’ Board of Trustees, to enter into and materially amend sub-advisory agreements with certain sub-advisers without shareholder approval;

RESOLVED, that the appropriate officers of the Company be, and they hereby are, authorized to file on behalf of the Company an application with the Commission for exemptive relief from the requirements of the Investment Company Act of 1940 in order to permit the Company to hire sub-advisers and amend sub-advisory contracts with sub-advisers without shareholder approval.

Dated:  April 11, 2013

/s/ Karla M. Rabusch Name: Karla M. Rabusch Title: President

Exhibit B-1

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application, dated April 11, 2013, for and on behalf of Wells Fargo Funds Trust, Wells Fargo Master Trust, and Wells Fargo Variable Trust (each a “Trust”); that he is the Secretary and Chief Legal Officer of the Trusts; and that all actions by shareholders and Trustees necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

Dated:  April 11, 2013

/s/ C. David Messman Name: C. David Messman Title: Secretary and Chief Legal Officer

Exhibit B-2

VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached application dated April 11, 2013 for and on behalf of Wells Fargo Funds Management, LLC (the “Company”); that she is President of the Company; and that all actions by Directors and other persons necessary to authorize the deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Dated:  April 11, 2013

/s/ Karla M. Rabusch Name: Karla M. Rabusch Title: President